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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			  Under the Securities Exchange Act of 1934
						(Amendment No. *)



						UGI Corporation
						(Name of Issuer)

						 Common Stock

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					(Title of Class of Securities)

						  902681105
						(CUSIP Number)

					Carolyn S. Reiser, Esq.
				   Shartsis Friese & Ginsburg
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

						March 8, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /x/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 902681105						Page 2 of 9 Pages

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1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Snyder Capital Management, L.P.
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/XX/
											(b)	/ /
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*
	AF and WC
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)				/ /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
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		NUMBER OF		7	SOLE VOTING POWER
		SHARES			  104,700
		BENEFICIALLY	---------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				  2,691,200
		REPORTING		---------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				  104,700
					---------------------------------------
					10	SHARED DISPOSITIVE POWER
						  2,865,700
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  2,970,400
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*  							/ /
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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	9.0%
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14	TYPE OF REPORTING PERSON*
	PN and IA
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*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 902681105						Page 3 of 9 Pages

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1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Snyder Capital Management, Inc.
-------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/XX/
											(b)	/ /
-------------------------------------------------------------------
3	SEC USE ONLY
-------------------------------------------------------------------
4	SOURCE OF FUNDS*
	AF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)				/ /
-------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
-------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			  104,700
		BENEFICIALLY	---------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				  2,691,200
		REPORTING		---------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				  104,700
					---------------------------------------
					10	SHARED DISPOSITIVE POWER
						  2,865,700
-------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	  2,970,400
-------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*				/ /
-------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	9.0%
-------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 902681105						Page 4 of 9 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of UGI Corporation ("UGI"). The principal executive office of UGI is located at 460 North Gulph Road, King of Prussia, PA 19406.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	The names of the persons filing this statement are Snyder
Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers"). Persons enumerated in
Instruction C of Schedule 13D are Alan Barry Snyder ("Snyder"), Walter Niemasik, Jr. ("Niemasik"), Margot Thorington Murtaugh ("Murtaugh"), Robert John Stanton ("Stanton"), Steven James Block ("Block"), Peter Stuart Voss ("Voss"), Susan Roberta Katz-Snyder ("Katz-Snyder") and Sherry Ann Umberfield ("Umberfield") (collectively, with the Filers, the "Named Persons").

	SCMI is the sole general partner of SCMLP. Both SCMLP and SCMI are wholly owned by Nvest Companies, L.P. ("Nvest Companies"), a limited partnership affiliated with Nvest, L.P., a publicly traded limited partnership. The general partner of Nvest, L.P. and the managing general partner of Nvest Companies is an indirect, wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife").
As of June 30, 1998, MetLife beneficially owned all of the general partner interests in Nvest Companies and Nvest, L.P. and, in the aggregate, general partner and limited partner interests of Nvest Companies and Nvest, L.P. representing approximately 47% of the economic interests in the business of Nvest Companies.

	SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding advisory accounts managed by SCMLP are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

	(b)	The business address of SCMLP, SCMI, Snyder, Niemasik,
Murtaugh, Stanton, Block and Katz-Snyder is 350 California Street, San Francisco, CA 94104. The business address of Voss, Umberfield, Nvest Companies and Nvest, L.P. is 399 Boylston Street, Boston, MA 02116. The business address of MetLife is One Madison Avenue, New York, New York 10010.

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SCHEDULE 13D

CUSIP No. 902681105						Page 5 of 9 Pages


	(c)	SCMLP is an investment adviser registered under the
Investment Advisers Act of 1940. SCMI is the sole general partner of SCMLP. Snyder is the President of SCMI. Niemasik, Murtaugh, Stanton and Block are the Vice Presidents of SCMI. Snyder, Niemasik, Voss, Katz-Snyder and Umberfield are the directors of SCMI. Voss and Umberfield are also the President and Executive Vice President, respectively, of Nvest Companies.

(d)	During the last five years, none of the Named Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

SCHEDULE 13D

CUSIP No. 902681105						Page 6 of 9 Pages

(e)	During the last five years, none of the Named Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	SCMLP is a Delaware limited partnership.  SCMI is a Delaware corporation.  Snyder, Niemasik, Murtaugh, Stanton, Block, Voss, Katz-
Snyder and Umberfield are all citizens of the United States of America.


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount


SCMLP		Funds Under Management	$64,719,488.62


ITEM 4.	PURPOSE OF TRANSACTION.

SCMLP acquired the Stock on behalf of its advisory clients for the purpose of investment. None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of SCMLP's advisory clients for the purpose of investment.

SCMLP has reviewed publicly available information on the recently announced merger between the Issuer and Unisource Worldwide (the
"Merger").   SCMLP does not intend to make a final decision about the
Merger until it has reviewed the proxy statement to be filed by the Issuer with the Securities and Exchange Commission, but based on currently available information, SCMLP believes that the Merger is not likely to be in the best interests of the Issuer or its stockholders. SCMLP believes that the Stock is undervalued and that the Merger would have further adverse effects on the value of the Stock. In addition, SCMLP is not aware of any benefit to the Issuer in consummating the Merger, given that Unisource is in a different business from the Issuer and appears to need restructuring and financing for its operations.

SCMLP intends to communicate, or has communicated, with the Issuer's Board of Directors and other stockholders to discuss these issues. These communications will focus, or have focused, on enhancing stockholder value.

SCHEDULE 13D

CUSIP No. 902681105						Page 7 of 9 Pages


ITEM 4.	PURPOSE OF TRANSACTION (continued).

SCMLP may purchase at any time or times on behalf of its advisory clients additional shares of the Stock or other securities of the
Issuer.   SCMLP may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. SCMLP's advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or SCMLP consider to be in the interests of such clients.

Other than as described above, none of the Filers has any present plans or proposals that relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

To the knowledge of the Filers, the beneficial ownership of the Stock by the Named Persons in Item 2 of this statement is as follows at the date hereof:

	       Aggregate
	    Beneficially Owned   Voting Power	Dispositive Power
Name     Number    Percent	 Sole   Shared	  Sole	 Shared

SCMLP   2,970,400   9.0%    104,700  2,691,200  104,700   2,865,700
SCMI	   2,970,400   9.0%    104,700  2,691,200  104,700   2,865,700
Snyder	  -0-	0%		-0-	  -0-	   -0-	  -0-
Niemasik    -0-		0%		-0-	  -0-	   -0-	  -0-
Murtaugh    -0-		0%		-0-	  -0-	   -0-	  -0-
Stanton     -0-		0%		-0-	  -0-	   -0-	  -0-
Block       -0-		0%		-0-	  -0-	   -0-	  -0-
Voss        -0-		0%		-0-	  -0-	   -0-	  -0-
Katz-Snyder -0-		0%		-0-	  -0-	   -0-	  -0-
Umberfield  -0-		0%		-0-	  -0-	   -0-	  -0-

SCHEDULE 13D

CUSIP No. 902681105						Page 8 of 9 Pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since January 8, 1999:

		Purchase			   Number		   Price
Name		or Sale	Date		  of Shares	Per Share

SCMLP	P	1/8/99	21,500	$23.08
SCMLP	P	1/11/99	41,000	$23.30
SCMLP	P	1/12/99	51,500	$22.80
SCMLP	P	1/13/99	40,700	$22.43
SCMLP	P	1/14/99	48,700	$22.47
SCMLP	P	1/14/99	1,300	$22.50
SCMLP	P	1/15/99	20,400	$22.40
SCMLP	P	1/19/99	25,900	$22.35
SCMLP	P	1/20/99	20,900	$22.20
SCMLP	P	1/21/99	6,900	$22.13
SCMLP	P	1/22/99	11,600	$22.31
SCMLP	P	1/25/99	1,700	$21.94
SCMLP	P	1/25/99	10,000	$22.11
SCMLP	P	1/25/99	8,500	$22.06
SCMLP	P	1/26/99	31,400	$22.08
SCMLP	P	1/27/99	33,500	$21.96
SCMLP	P	1/28/99	53,600	$21.50
SCMLP	P	1/29/99	10,800	$22.00
SCMLP	P	2/2/99	7,000	$21.98
SCMLP	S	2/17/99	300	$20.02
SCMLP	P	3/1/99	80,800	$15.44
SCMLP	P	3/2/99	301,400	$16.48
SCMLP	P	3/3/99	56,100	$17.34
SCMLP	P	3/3/99	91,900	$17.02
SCMLP	P	3/4/99	36,800	$17.50
SCMLP	P    	3/9/99          52,400          $17.00

All transactions were executed through the New York Stock Exchange.

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the class.

SCHEDULE 13D

CUSIP No. 902681105						Page 9 of 9 Pages


ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock. Depending on SCMLP's agreements with each advisory client, the client may have no right, a shared right or an exclusive right to direct the voting of the Stock.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	March 10, 1999

SNYDER CAPITAL MANAGEMENT, L.P.

By:	Snyder Capital Management, Inc.
	General Partner

	By:	/s/ Steven J. Block
		Steven J. Block, Vice President


SNYDER CAPITAL MANAGEMENT, INC.


By:	/s/ Steven J. Block
	Steven J. Block, Vice President


CSR\3321\002\1032739.01